Exhibit 11

OURPET'S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011

Net income (loss)	$8,322	$322,129	$90,186	$558,384

Preferred Stock dividend requirements	(20,020)	(13,164)	(40,039)	(26,183)

Net income (loss) attributable to Common stockholders	$(11,698)	$308,965	$50,147	$532,201

Weighted average number of common shares outstanding	15,809,023	15,733,302	15,809,023	15,731,381

Preferred Stock Common Share Equivalents	-	1,236,160	-	1,236,160

Dilutive Stock Options outstanding for the Period	-	745,325	292,392	817,265

Dilutive Warrants outstanding for the Period		1,405,125	179,206	1,675,637

Weighted average number of common and equivalent shares outstanding	15,809,023	19,119,912	16,280,621	19,460,443

Net income (loss) per common share	$0.00	$0.02	$0.00	$0.03